UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AVID TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

05367P100

(CUSIP Number)

MerihanTynan
Cove Street Capital LLC
2101 East El Segundo Boulevard, Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 05, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 4,339,076
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 4,702,376

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,376
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 4,339,076
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 4,702,376

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,712,376
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

*This Amendment No.5 relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b) The address of the principal office of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is as an Investment Adviser.

d) CSC, nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) CSC, nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 4,702,376 Shares beneficially owned by CSC is approximately $25,115,846 including brokerage commissions.

Item 4.  Purpose of Transaction.

The This Amendment No.5 is to report the change in percentage of holdings of over 1% of the class. Rule 13d-2(a)

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,000,870 Shares outstanding, which is the total number of Shares outstanding as of March 11, 2019 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

Date of Transactions	Buys/Sells	Quantity	Amount	Unit Price
2/5/2019	Buy	8,790.00	43,413.81	4.94
2/20/2019	Buy	158,200.00	790,906.00	5.00
2/20/2019	Sell	107,914.00	534,836.37	4.96
2/21/2019	Buy	113,400.00	558,889.14	4.93
2/21/2019	Sell	140,908.00	689,439.73	4.89
3/15/2019	Sell	92,965.00	558,720.92	6.01
3/18/2019	Sell	142,169.00	964,864.75	6.79
3/19/2019	Sell	42,631.00	281,006.46	6.59
3/20/2019	Sell	218,331.00	1,609,525.00	7.37
3/21/2019	Sell	118,613.00	853,610.97	7.20
3/22/2019	Sell	71,864.00	505,757.78	7.04
3/25/2019	Sell	84,782.00	604,699.65	7.13
3/26/2019	Sell	69,433.00	497,925.24	7.17
3/29/2019	Sell	61,698.00	471,121.55	7.64
4/1/2019	Sell	13,275.00	105,410.09	7.94
4/2/2019	Sell	275,000.00	2,227,828.38	8.10
4/3/2019	Sell	355,996.00	3,066,688.42	8.61
4/4/2019	Sell	164,480.00	1,393,571.47	8.47
4/5/2019	Sell	100,764.00	841,751.24	8.35

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 05367P100	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cove Street Capital, LLC

/s/ Merihan Tynan
Merihan Tynan
Chief Compliance Officer

April 05, 2019

/s/ Jeffrey Bronchick Jeffrey Bonchick